November 21, 2005
Mr. Michael Moran, Esq.
Branch Chief
Securities and Exchange Commission
Washington, D. C. 20549
Re:	United Auto Group, Inc. File No. l-12297 Form 10-K for the year ended December 31, 2004
Dear Mr. Moran:
Following is a response to each of the comments raised in your November 7, 2005 letter to James Davidson, Chief Financial Officer of United Auto Group, Inc. (the “Company”). For ease of review we have reproduced your original comments.
1.	We note you do not believe retroactive restatement is required or necessary. The reclassification adjustments provided in your response relate only to 2004 and it is not clear to us if you have considered the qualitative and quantitative impact of the reclassifications for all periods presented in your Form 10-K for the year ended December 31, 2004. Please advise or amend your filings and restate your financial statements to comply with FAS 95.

The Company has calculated the impact of the reclassifications on its balance sheets as of December 31, 2004 and 2003 and its statements of cash flows for the years ended December 31, 2004, 2003 and 2002, an estimate of which was disclosed in the Company’s recently filed September 30, 2005 Form 10-Q. Accompanying this letter is the following: (1) historical condensed balance sheets as of December 31, 2004 and 2003, as reported and as reclassified to present floor plan notes payable to a party other than the manufacturer of a particular new vehicle, and all floor plan notes payable related to pre-owned vehicles, as floor plan notes payable non-trade, (2) historical condensed statements of cash flows for the years ended December 31, 2004, 2003 and 2002, respectively, as reported and as reclassified to present cash flows relating to floor plan notes payable non-trade as a financing activity rather than as an operating activity, and (3) a copy of the disclosure relating to this issue in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the September 30, 2005 Form 10-Q.

As outlined in our October 26, 2005 letter to you, we believe the following qualitative factors should be considered when evaluating the impact of the revisions on the Company’s financial statements:
a.	From the time of United Auto Group, Inc.’s initial public offering in 1996 to the present, prevailing industry practice in the retail automotive business has been to treat all floor plan transactions as operating in nature.

b.	The operating versus financing classification of these transactions was questioned during the Staff’s review of the Company’s initial registration statement in 1996, and the Company provided an explanation of its basis for such presentation. At that time, the Staff did not object to the Company’s presentation of cash flows and the registration statement was declared effective.

c.	The Company and its peer group have historically reported floor plan transactions consistently in accordance with prevailing industry practice in all periods prior to September 30, 2005. It is the Company’s belief that industry practice has been considered an acceptable application within the hierarchy of generally accepted accounting principles.

d.	There is no change in reported income statements.

e.	The proposed reclassification of cash flows has no effect on the Company’s compliance with any loan covenants or other contractual requirements.

The Company also believes that it is not probable that the judgment of a reasonable person relying on the Company’s financial statements would have been changed or influenced by the inclusion of the revisions to the balance sheets and statements of cash flows outlined above, since the total mix of information available to investors would not have been significantly altered. The Company further notes that the disclosure of the estimated impact of the revisions to our balance sheets and statements of cash flows in the September 30, 2005 Form 10-Q provides investors the information required to understand the impact of such items on our financial statements.

After considering the quantitative impact of the revisions on the financial statements in our December 31, 2004 Form 10-K, coupled with the qualitative factors outlined above, the Company continues to believe that amendment of prior filings is not required. The Company, as previously communicated to the Staff, intends to reclassify amounts for all periods presented in future filings. If, after completing its review, the Staff disagrees with the Company’s conclusion, we are prepared to proceed as expeditiously as possible to amend our previously issued financial statements by filing restated financial statements on Form 8-K, or, if necessary, in amended filings.

2.	You state cash flows have been presented on a net change basis due to the fact that the balances are payable within specified periods of time. Tell us what is meant by specified periods of time, that is, 90 days, 180 days or 365 days. It is not clear that all of your floor plan financing qualifies for net reporting under FAS 95. Please advise and revise your financial statements as necessary.

In the United States, all of the Company’s floor plan borrowings are payable on demand. In the Company’s foreign operations, substantially all of our floor plan borrowings are payable on demand or have original maturities of 90 days or less. Specifically, as of September 30, 2005, the Company had approximately $6.0 million of floor plan notes payable with original maturities greater than 90 days, which balance does not fluctuate significantly during the year. The Company believes that the gross reporting of cash flows relating to such floor plan notes payable is not material to the Company’s financial statements taken as a whole.

3.	Please expand your footnote disclosure on floor plan notes payable to state the original maturity of the notes and identify those arrangements where payment is due on demand. Further, where you do not have the discretion to receive the cash directly from the lender, please disclose that fact. Reference is made to Rule 5-02.19 of Regulation S-X.

The Company has expanded its disclosure in the September 30, 2005 Form 10-Q to state that in the United States floor plan notes are payable on demand, and that substantially all of its floor plan borrowings in its foreign operations are either payable on demand or have original maturities of 90 days or less. The Company further advises the Staff that it believes it has the discretion to receive cash directly from lenders under all of its floor plan borrowing arrangements.

4.	Your proposed disclosure regarding the cash flow reclassifications should be revised to clearly state that the financial statements are being restated and reclassifications are being made to comply with the guidance under FAS 95, “Statement of Cash Flows,” which states that payments to suppliers should be classified as an operating activity.

The Company has complied with this request in its September 30, 2005 Form 10Q.
Sincerely,
James R. Davidson
Executive Vice President — Finance
Cc: Robert Kurnick

	December 31, 2004
	As Reported (A)	Reclassification	Reclassified
ASSETS
Total Assets	$3,532,801		$3,532,801

LIABILITIES AND STOCKHOLDERS’ EQUITY
Floor plan notes payable	$1,197,540	$(320,782)	$876,758
Floor plan notes payable — non-trade	—	320,782	320,782
Accounts payable	213,851		213,851
Accrued expenses	188,381		188,381
Current portion of long-term debt	11,367		11,367

Total current liabilities	1,611,139		1,611,139
Long-term debt	574,970		574,970
Other long-term liabilities	179,104		179,104
Liabilities of discontinued operations	92,553		92,553

Total liabilities	2,457,766		2,457,766

Commitments and contingent liabilities
Stockholders’ Equity

Total stockholders’ equity	1,075,035		1,075,035

Total liabilities and stockholders’ equity	$3,532,801		$3,532,801

(A)     Reclassified for discontinued operations.

	December 31, 2003
	As Reported(A)	Reclassification	Reclassified
ASSETS
Total Assets	$3,144,198		$3,144,198

LIABILITIES AND STOCKHOLDERS’ EQUITY
Floor plan notes payable	$1,051,200	$(380,681)	$670,519
Floor plan notes payable — non-trade	—	380,681	380,681
Accounts payable	162,081		162,081
Accrued expenses	181,026		181,026
Current portion of long-term debt	8,540		8,540

Total current liabilities	1,402,847		1,402,847
Long-term debt	643,145		643,145
Other long-term liabilities	167,480		167,480
Liabilities of discontinued operations	102,314		102,314

Total liabilities	2,315,786		2,315,786

Commitments and contingent liabilities
Stockholders’ Equity

Total stockholders’ equity	828,412		828,412

Total liabilities and stockholders’ equity	$3,144,198		$3,144,198

(A)     Reclassified for discontinued operations.

	December 31, 2004
	As Reported (A)	Reclassification	Reclassified
Operating Activities:
Net income	$111,687		$111,687
Adjustments to reconcile net income to net cash from continuing operating activities:
Depreciation and amortization	40,350		40,350
Amortization of unearned compensation	2,828		2,828
Gain on sale of investment	(11,469)		(11,469)
Deferred income taxes	27,368		27,368
Minority interests	2,047		2,047
Changes in operating assets and liabilities:
Accounts receivable	(22,571)		(22,571)
Inventories	(91,813)		(91,813)
Floor plan notes payable	103,111	$59,901	163,012
Accounts payable and accrued expenses	49,311		49,311
Other	(23,303)		(23,303)

Net cash from continuing operating activities	187,546	59,901	247,447

Investing Activities:

Net cash from continuing investing activities	(237,366)	—	(237,366)

Financing Activities:
Net repayments of floor plan notes payable — non-trade	—	(59,901)	(59,901)
Net repayments of long-term debt	(74,297)		(74,297)
Proceeds from issuance of common stock	125,433		125,433
Dividends	(18,411)		(18,411)

Net cash from continuing financing activities	32,725	(59,901)	(27,176)

Net cash from discontinued operations	18,381	—	18,381

Net increase in cash and cash equivalents	1,286		1,286
Cash and cash equivalents, beginning of year	13,901		13,901

Cash and cash equivalents, end of year	$15,187	$—	$15,187

(A) Reclassified for discontinued operations.

	December 31, 2003
	As Reported (A)	Reclassification	Reclassified
Operating Activities:
Net income	$82,929		$82,929
Adjustments to reconcile net income to net cash from continuing operating activities:
Depreciation and amortization	29,369		29,369
Amortization of unearned compensation	1,495		1,495
Cumulative effect of accounting change	3,058		3,058
Deferred income taxes	26,614		26,614
Minority interests and other	2,272		2,272
Changes in operating assets and liabilities:
Accounts receivable	(46,099)		(46,099)
Inventories	(222,339)		(222,339)
Floor plan notes payable	237,581	$(150,705)	86,876
Accounts payable and accrued expenses	62,552		62,552
Other	(2,463)		(2,463)

Net cash from continuing operating activity	174,969	(150,705)	24,264

Investing Activities:

Net cash from continuing investing activities	(178,218)	—	(178,218)

Financing Activities:
Net borrowings of floor plan notes payable — non-trade	—	150,705	150,705
Net repayments of long-term debt	(25,600)		(25,600)
Proceeds from issuance of common stock	9,907		9,907
Dividends	(4,118)		(4,118)

Net cash from continuing financing activities	(19,811)	150,705	130,894

Net cash from discontinued operations	26,702	—	26,702

Net increase in cash and cash equivalents	3,642		3,642
Cash and cash equivalents, beginning of year	10,259		10,259

Cash and cash equivalents, end of year	$13,901	$—	$13,901

(A) Reclassified for discontinued operations.

	December 31, 2002
	As Reported(A)	Reclassification	Reclassified
Operating Activities:
Net income	$62,241		$62,241
Adjustments to reconcile net income to net cash from continuing operating activities:
Depreciation and amortization	19,616		19,616
Long-term contract settlement	22,839		22,839
Deferred income taxes	12,878		12,878
Minority interests and other	1,996		1,996
Changes in operating assets and liabilities:
Accounts receivable	(23,229)		(23,229)
Inventories	(161,226)		(161,226)
Floor plan notes payable	156,820	$(47,967)	108,853
Accounts payable and accrued expenses	(26,642)		(26,642)
Other	22,009		22,009

Net cash from continuing operating activities	87,302	(47,967)	39,335

Investing Activities:

Net cash from continuing investing activities	(291,320)	—	(291,320)

Financing Activities:
Net repayment of floor plan notes payable — non-trade	—	47,967	47,967
Net borrowings of long-term debt	78,262		78,262
Proceeds from issuance of common stock	135,295		135,295
Deferred financing cost	(8,065)		(8,065)
Repurchase of common stock	(16,000)		(16,000)

Net cash from continuing financing activities	189,492	47,967	237,459

Net cash from discontinued operations	20,973	—	20,973

Net increase in cash and cash equivalents	6,447		6,447
Cash and cash equivalents, beginning of year	3,812		3,812

Cash and cash equivalents, end of year	$10,259	$—	$10,259

(A)     Reclassified for discontinued operations.

Excerpt from Third Quarter Form 10-Q

Cash Flows
      We finance substantially all of our new and a portion of our used vehicle inventories under revolving floor plan notes payable with various lenders. Historically, we have reported all cash flows arising in connection with changes in floor plan notes payable as an operating activity. In the third quarter of 2005, we reclassified floor plan notes payable to a party other than the manufacturer of a particular new vehicle, and all floor plan notes payable relating to pre-owned vehicles, as floor plan notes payable—non-trade, and have reclassified related cash flows as a financing activity to comply with the guidance under SFAS No. 95, “Statement of Cash Flows.” As a result, the Consolidated Condensed Statement of Cash Flows for the nine months ended September 30, 2004 has been restated, resulting in a $94.0 million increase in cash flows from continuing operating activities and a corresponding decrease in cash flows from continuing financing activities. The Company is in the process of determining the impact of reclassifying floor plan notes payable — non-trade on previously filed balance sheets and statements of cash flows. The Company currently estimates that approximately $380.0 million of floor plan notes payable — non-trade will be reclassified as of December 31, 2003, and that the reclassification of cash flows attributable to floor plan notes payable — non-trade from operating activities to financing activities will increase cash flows from continuing operating activities and decrease cash flows from continuing financing activities by approximately $60.0 million for the year ended December 31, 2004 and decrease cash flows from continuing operating activities and increase cash flows from continuing financing activities by approximately $150.0 million and $48.0 million, respectively, for the years ended December 31, 2003 and 2002.